UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2025

Commission File Number: 001-40401

Oatly Group AB

(Translation of registrant’s name into English)

Ångfärjekajen 8

211 19 Malmö

Sweden

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Results of Operations and Financial Condition

On July 23, 2025, the Company issued a press release announcing its financial results for the quarter ended June 30, 2025. A copy of the press release is furnished as Exhibit 99.1 to this Report on Form 6-K.

Departure of Directors; Appointment of New Directors

On July 22, 2025, the board of directors of the Company (the “Board”) received notice from two of its directors, Xin Wang and Lai Shu Tuen-Muk, that they would each step down as members of the Board, effective July 22, 2025. Mr. Wang’s and Mr. Tuen-Muk’s decisions were not due to any disagreement with the Company’s management or Board. The Board thanks both Mr. Wang and Mr. Tuen-Muk for their service.

Nan Li was appointed to the Board, also effective July 22, 2025, by the Company’s shareholder, China Resources (Holdings) Company Limited (“China Resources”), to replace Mr. Wang. Mr. Li will serve as a director until the close of the annual general meeting to be held in 2027 and until his successor is duly elected and qualified (or his earlier death, resignation or removal).

Mr. Li is Vice President of China Resources Enterprise, Limited. He is also Chairman of Pacific Coffee (Hong Kong and Overseas). He has also served as the Deputy General Manager at China Resources Property Co., Ltd, and has served as the General Manager of Hong Kong Kapok Hotel Apartments. Mr. Li holds a bachelor’s degree in construction management from the Department of Civil Engineering of Tsinghua University, China. He joined China Resources Group in 2002.

Wenjie Ma was appointed to the Board, also effective July 22, 2025, by China Resources, to replace Mr. Tuen-Muk. Mr. Ma will serve as a director until the close of the annual general meeting to be held in 2027 and until his successor is duly elected and qualified (or his earlier death, resignation or removal).

Mr. Ma has served as the Chief Financial Officer of China Resources Enterprise Limited since April 2025. Mr. Ma joined China Resources in 2010 where he served as the Deputy General Manager in the Finance Department from February 2019 to April 2025. Mr. Ma previously served on the boards of directors of China Resources Microelectronics Limited from April 2019 to September 2021, and CR Verlinvest Health Investment Limited from April 2019 to December 2022. Mr. Ma has extensive experience in auditing and financial management. Mr. Ma received a Master’s degree in International Relations from University of Hong Kong in 2017. He is also a chartered financial analyst and certified public accountant.

Each of Mr. Li and Mr. Ma were appointed pursuant to China Resources’ board appointment rights, which are described under “Appointment Rights” in Item 6.A of the Company’s annual report on Form 20-F (the “Form 20-F”) filed with the Securities and Exchange Commission (the “SEC”) on March 13, 2025.

As previously announced, the Board has been working with Verlinvest S.A. (“Verlinvest”) to appoint a successor for Bernard Hours. Verlinvest has appointment rights as described under “Appointment Rights” in Item 6.A of the Form 20-F. On July 22, 2025, Verlinvest appointed Benjamin Black to the Board to replace Mr. Hours. Mr. Hours’ resignation is now effective following the appointment of Mr. Black. Mr. Black will serve as a director until the close of the annual general meeting to be held in 2027 and until his successor is duly elected and qualified (or his earlier death, resignation or removal).

Mr. Black is a member of the Executive Leadership team of Verlinvest. Mr. Black has broad experience in UK Corporate Finance and M&A across Private Equity transactions (buy-side & sell-side roles), refinancings, IPOs and strategic reviews. He sits on Verlinvest’s Investment Committee and Management Committee, and the Investment Committee of Verlinvest’s Venture arm, V3 Ventures. He is responsible for Verlinvest’s global FMCG practice and European Growth investment activities, and serves as a Director or Observer on the boards of directors of Tony’s Chocolonely since March 2020, Who Gives a Crap since September 2021 and The Climbing Hangar since October 2024. Mr. Black holds a first class BA degree in History from King’s College London.

Other than with respect to China Resources’ and Verlinvest’s board appointment rights, there are no transactions in which Mr. Li, Mr. Ma or Mr. Black has an interest requiring disclosure under Item 7.B of the Form 20-F. Additionally, neither Mr. Li, Mr. Ma, nor Mr. Black have any family relationship with any director or executive officer of the Company or any person nominated or chosen by the Company to become a director or executive officer. Mr. Li, Mr. Ma and Mr. Black will be entitled to standard compensation available to all non-employee directors (as described under “Executive Officer, Non-Executive Director and Key Management Compensation” in Item 6.B of the Form 20-F).

EXHIBIT INDEX

Exhibit No.	Description

99.1	Press Release of Oatly Group AB, dated July 23, 2025

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Oatly Group AB

Date: July 23, 2025	By:	/s/ Marie-José David
	Name:	Marie-José David
	Title:	Chief Financial Officer